Exhibit 99.2

Management’s Discussion and Analysis

For the three and six months ended June 30, 2015

Dated: August 13, 2015

Table of Contents

FORWARD-LOOKING STATEMENTS	3

CRITICAL ACCOUNTING ESTIMATES	5

NEW ACCOUNTING POLICIES ADOPTED IN THE PERIOD	6

COMPANY OVERVIEW	8

HISTORY AND KEY DEVELOPMENTS	8
QUALIFYING TRANSACTION AND LISTING ON THE TSX AND NASDAQ	8
FINANCINGS AND ACQUISITIONS	9

RECENT EVENTS	10

SELECTED QUARTERLY FINANCIAL INFORMATION	11

RESULTS OF OPERATIONS	14

FINANCIAL POSITION	20

LIQUIDITY AND CAPITAL RESOURCES	22
CASH FLOWS	22

INDEBTEDNESS	24
TERM, BANK AND CREDIT FACILITIES	24
NOTES PAYABLE	25
NON-CONTINGENT PURCHASE CONSIDERATION	25

CONTRACTUAL OBLIGATIONS	25

RELATED PARTY TRANSACTIONS	26

PURCHASE CONSIDERATION PAYABLE	26

CONTINGENCIES	26

OFF BALANCE SHEET ARRANGEMENTS	27

NON IFRS FINANCIAL MEASURES	28
EBITDA	28
ADJUSTED EBITDA	28
ADJUSTED EPS	29

OUTSTANDING SHARE DATA	30

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	30
DISCLOSURE CONTROLS AND PROCEDURES	30
INTERNAL CONTROLS OVER FINANCIAL REPORTING	30
ASSESSMENT OF DC&P AND ICFR	30

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The following Management’s Discussion and Analysis (“MD&A”) was prepared as of August 13, 2015 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2015 and the audited consolidated financial statements and related notes for the year ended December 31, 2014 of Concordia Healthcare Corp. (“Concordia” or the “Company”), which were prepared in accordance with International Financial Reporting Standards (“IFRS”). Amounts are stated in thousands of U.S. Dollars, which is the functional currency of the Company, unless otherwise noted.

Some of the statements contained in this MD&A constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). See “Forward-Looking Statements” for a discussion of risks, uncertainties, and assumptions relating to forward-looking information. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the “Risk factors” set out in Concordia’s Annual Information Form dated March 19, 2015 available on SEDAR at www.sedar.com, Concordia’s Registration Statement on form 40-F and other documents filed with the United States Securities and Exchange Commission, available on EDGAR at www.sec.gov.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See “Selected Quarterly Financial Information”, “Results of Operations” and “Non-IFRS Financial Measures”.

Forward-looking Statements

This MD&A may contain forward-looking information regarding Concordia and its business. This forward-looking information is not based on historical facts but rather on the expectations of Concordia’s management (“Management”) regarding the future growth of the Company, its results of operations, performance and business prospects and opportunities. Forward-looking information may include financial and other projections, as well as statements regarding future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. This MD&A uses words such as “will”, “expects”, “anticipates”, “intends”, “estimates”, or similar expressions to identify forward-looking information. Such forward-looking information reflects the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties.

Forward-looking information included in this MD&A is based in part, on assumptions that may change, thus causing actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking information. Such assumptions, include, without limitation, that:

•	Concordia will sustain or increase profitability, and will be able to fund its operations with existing capital, and/or it will be able to raise additional capital to fund future acquisitions;

•	Concordia will be able to attract and retain qualified staff, equipment and services in a timely and efficient manner;

•	Concordia will be able to acquire any necessary technology, products or businesses and effectively integrate such acquisitions;

•	Concordia will be successful in developing and clinically testing products under development;

•	Concordia will be successful in obtaining all necessary approvals for commercialization of its products from the U.S. Food and Drug Administration, or other regulatory authorities;

•	The results of continuing and future safety and efficacy studies by industry and government agencies relating to Concordia’s products will be favorable;

•	Concordia’s products will not be adversely impacted by competitive products and pricing;

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•	Raw materials and finished products necessary for Concordia’s products will continue to be available;

•	Concordia’s ability to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	Concordia will be able to continue to rely on third party contract manufacturers to manufacture the Company’s products on favorable terms;

•	Concordia will be able to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	Concordia’s products will be successfully licensed to third parties to market and distribute such products on favorable terms;

•	Concordia’s key strategic alliances, out licensing and partnering arrangements, now and in the future, will remain in place and in force;

•	The general regulatory environment will not change in a manner adverse to the business of Concordia, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	The tax treatment of Concordia and its subsidiaries will remain constant and the Company will not become subject to any material legal proceedings;

•	Concordia will be able to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	Future currency exchange and interest rates;

•	General economic, financial, market and political conditions impacting the industry in which the Company operates;

•	Timely receipt of any required regulatory approvals;

•	The ability of Concordia to conduct operations in a safe, efficient and effective manner; and

•	The ability of Concordia to successfully market its products and services.

Management cautions that the foregoing list of assumptions is not exhaustive. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information. Risks related to forward-looking information include those risks referenced in the Company’s filings with the Canadian Securities Regulators, including risks described in the Company’s Annual Information Form dated March 19, 2015 under the heading “Risk Factors”. Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking information in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking information. Further, any forward-looking information speaks only as of the date on which such forward-looking information is made and the Company undertakes no obligation to update any forward-looking information to reflect the occurrence of unanticipated events, except as required by law, including applicable securities laws. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information contained in this MD&A.

Trademarks

This MD&A includes trademarks which are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this MD&A may appear with or without the ® or TM symbol, but the inclusion or lack of inclusion of such symbols is not intended to indicate, in any way, that the Company or its affiliates or its licensors will not assert, to the fullest extent under applicable law, the respective rights or the rights of the applicable licensor to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.

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Critical Accounting Estimates

In preparing the Company’s consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.

Significant estimates made by Management include: gross to net deductions; allowance for doubtful accounts; inventory reserves; useful lives of amortizable tangible and intangible assets; fair value of contingent consideration; weighted average cost of capital; determining the fair value of share-based payments and the provision for income taxes and the ability to realize deferred tax assets. On an ongoing basis, Management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by Management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.

Chargebacks

The provision for chargebacks is an estimate used in the recognition of revenue. In the United States, Concordia sells its products directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between the price that Concordia sells to wholesalers and the price the wholesaler sells to indirect customers is referred to as a chargeback. The provision for chargebacks is calculated based upon historical experience. As sales are made to large wholesale customers, Concordia continually monitors the provision for chargebacks and makes adjustments when it believes that actual chargebacks may differ from estimated provisions.

Returns

The provision for returns is an estimate used in the recognition of revenue. Concordia has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. Concordia estimates provisions for returns based upon historical experience, which represents Management’s best estimate. Concordia continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.

Rebates

The provision for rebates is an estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. Concordia estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. Concordia continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.

Other price adjustments

The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that Concordia sells to the Wholesaler is known as the Wholesale Acquisition Cost (“WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated declines in market prices. Concordia regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.

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Share-based compensation

IFRS 2 requires that each installment of options be treated as a separate share option grant with graded-vesting features. Forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates. Options granted to parties other than employees are measured at their fair values. Share-based compensation is recognized as compensation in the statement of comprehensive earnings based on the fair values of the underlying options at the time of the grant, with the compensation expense amortized over the vesting period for the grantee. Concordia uses the Black-Scholes option pricing model to price its options in computing share based compensation, which requires certain assumptions on numerous variables including the stock price volatility rate for a publicly held corporation. Due to the absence of a company specific volatility rate given the limited trading history of the Company’s stock, Concordia uses comparable rates to other companies in the pharmaceutical industry. The selection of a different option pricing model (binomial model) and a different volatility rate could produce a different value for share based compensation, which could impact results.

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. The Company also reviews, on an annual basis, non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial assets is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, Management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Income taxes

Concordia is subject to income taxes in different jurisdictions and therefore uses judgment to determine the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. Provisions for uncertain tax positions are recorded based on Management’s estimate of the most likely outcome. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.

Acquisition-Related Contingent Purchase Consideration

Some of the acquisitions Concordia has completed include contingent consideration to be potentially paid based upon the occurrence of future events, such as sales performance and the achievement of certain future development, regulatory and sales milestones.

Acquisition-related contingent consideration associated with an acquisition is initially recognized at fair value and then re-measured each reporting period, with changes in fair value recorded in the consolidated statements of income (loss). The estimates of fair value contain uncertainties as they involve assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, and assumed discount rates. Changes in the fair value of the acquisition-related contingent consideration obligations result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. A change in any of these assumptions could produce a different fair value, which could impact results.

New Accounting Policies adopted in the period

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2014, except as described below:

For each restricted share unit (“RSU”) or deferred share unit (“DSU”) granted, the Company recognizes expense equal to the market value of a Concordia common share at the date of grant based on the number of RSUs or DSUs expected to vest, recognized over the term of the vesting period, with a corresponding

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credit to reserve for share based compensation for equity-settled RSUs or DSUs and a corresponding credit to a liability for cash-settled RSUs or DSUs. Additional RSUs or DSUs are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in Management’s estimate of the number of RSUs or DSUs that are expected to vest and, for cash-settled RSUs or DSUs, changes in the market value of Concordia common shares. The effect of these changes is recognized in the period of the change. Vested RSUs or DSUs are settled either in Concordia common shares, cash or a combination thereof, at the discretion of the Company.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015 and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Company are set out below. The Company does not plan to adopt these standards early.

IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company has not assessed the full impact of IFRS 9 and is in the process of considering its implications and the Company’s planned date of adoption.

IFRS 15, Revenue from contracts with customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company has not assessed the full impact of IFRS 15 and is in the process of considering its implications and the Company’s planned date of adoption.

IAS 32, Financial Instruments: Presentation, was amended to provide further guidance on the application of the established criterion to offset a financial asset with a financial liability. The adoption of the amended standard is not expected to have a significant impact on the Company’s annual consolidated financial statements.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2015 are not significant to the Company.

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Company Overview

Concordia is an integrated healthcare company focusing on legacy pharmaceutical products and orphan drugs. In addition, the Company operates a Specialty Healthcare Distribution Division.

1.	The Legacy Pharmaceuticals Division

The Legacy Pharmaceuticals Division focuses on the management and acquisition of legacy pharmaceutical products, both with patent life and exclusivity remaining (pre-legacy) and products that have reached full maturity but continue on a predictable revenue path, collectively referred to as legacy pharmaceutical products. Regardless of stage of the life cycle the targeted products have a well-established record of safety and efficacy and a history of stable, predictable prescription demand.

2.	The Orphan Drugs Division

The Orphan Drugs Division is intended to provide growth opportunities through the expansion into new indications for existing products or the acquisition of approved orphan drugs and further expansion within their identified markets and new indications.

3.	The Specialty Healthcare Distribution Division

The Speciality Healthcare Distribution (“SHD”) Division is a nation-wide provider of diabetes testing supplies, and other healthcare products in the United States.

These three business units are run as separate divisions but are inter-related. The cash-flow from legacy pharmaceutical products is used to fund operations, provide capital for future acquisitions and is also intended to fund the development of new indications for orphan drugs.

These three divisions are identified as reportable segments under IFRS for the purposes of disclosure in the Company’s consolidated financial statements.

History and Key Developments

Qualifying Transaction and listing on the TSX and NASDAQ

On December 20, 2013 the Company entered into an amalgamation agreement (the “Amalgamation Agreement”) and completed its qualifying transaction pursuant to the policies of the TSX Venture Exchange (the “Qualifying Transaction”). The Qualifying Transaction proceeded by way of a “three-cornered” amalgamation among Mercari Acquisition Corp. (“Mercari”), a capital pool company listed on the NEX board of the TSX Venture Exchange, Mercari Subco Inc., a wholly-owned subsidiary of Mercari, and Concordia Healthcare Inc. (“CHI”), a private Ontario corporation incorporated on December 5, 2012. On December 18, 2013, and prior to the completion of the Qualifying Transaction, Mercari changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation common share for every 48.08 common shares existing immediately before the consolidation. The Qualifying Transaction resulted in a reverse takeover of Mercari by the shareholders of CHI.

Immediately upon completion of the Qualifying Transaction, the shareholders of CHI held 98.5% of the shares of the amalgamated corporation, and for accounting purposes CHI was deemed the acquirer. The Qualifying Transaction constituted a reverse takeover but did not meet the definition of a business combination under IFRS 3; accordingly the Company has accounted for the transaction in accordance with IFRS 2.

The Company’s common shares were delisted from the NEX board of the TSX Venture Exchange.

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Concordia’s common shares were listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CXR” on December 24, 2013. Concordia’s common shares were also listed for trading on the NASDAQ Global Select Market® (“NASDAQ”) under the symbol “CXRX” on June 29, 2015.

Financings and Acquisitions

Term and Credit Facilities

On May 6, 2013, CHI entered into two loan and security agreements: (i) a loan under a senior loan agreement (the “Senior Loan Agreement”) in the principal amount of $19.0 million bearing interest at 12% per annum, calculated daily, maturing on October 30, 2015 with interest paid monthly in arrears, and (ii) two loans under a subordinate loan agreement (the “Subordinate Loan Agreement”) in the aggregate principal amount of $5.15 million bearing interest at 18% per annum, calculated daily, maturing on October 30, 2015 with interest paid monthly in arrears only if the loan under the Senior Loan Agreement was repaid. The Senior Loan Agreement included a working capital loan of $3.0 million where the interest rate was 12% per annum. The working capital loan was repaid and cancelled on August 7, 2013. On March 28, 2014 the Company repaid in full the amounts owing under the Senior Loan Agreement and the Subordinate Loan Agreement.

On September 19, 2013, the Company entered into a senior secured revolving credit facility in the principal amount of $3.0 million. The Company did not draw on the revolving credit facility and cancelled it on May 13, 2014.

On May 14, 2014, the Company entered into a secured credit facility with GE Capital Canada Finance, Inc. (“GE Capital”) and a syndicate of lenders having a principal amount of up to $195 million, consisting of a $170 million term loan and a $25 million revolving credit facility (the “GE Credit Facility”). On September 30, 2014, the Company amended and restated the GE Credit Facility whereby incremental term loans of $95 million were added to the GE Credit Facility (together with the GE Credit Facility, the “Amended and Restated GE Credit Facility”). The Amended and Restated GE Credit Facility bore a variable interest rate and was to mature on October 1, 2020 with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Amended and Restated GE Credit Facility, calculated annually. Interest rates were calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Amended and Restated GE Credit Facility was secured by the assets of the Company and the assets of the Company’s material subsidiaries. On April 21, 2015, the Company repaid the Amended and Restated GE Credit Facility in full. For additional information regarding the repayment of the Amended and Restated GE Credit Facility, please see “Recent Events” below.

Public Offerings

On March 11, 2014, the Company announced the completion of a short-form prospectus offering, on a “bought deal” basis, of 5,750,000 common shares of Concordia, which included the exercise by the underwriters of an over-allotment option of 15%, for aggregate gross proceeds of CAD $67,562,500. Net proceeds to the Company, after the deduction of underwriters’ fees, were CAD $63,508,750.

On May 15, 2014, the Company, through its subsidiary CPI, completed the purchase of Donnatal®, an adjunctive therapy in the treatment of irritable bowel syndrome (“IBS”) and acute enterocolitis, from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals (“Revive Pharmaceuticals”).

The purchase price paid for Donnatal® was $329.2 million, comprised of $200 million in cash and an aggregate of 4,605,833 common shares of Concordia, representing approximately 16.17% of the Company’s outstanding common shares valued at $129.2 million based on the closing price of the Company’s common shares on the TSX on May 15, 2014 converted to USD.

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The Company paid for the cash component of the acquisition through a combination of available cash and debt financing from the GE Credit Facility.

On September 30, 2014, the Company, through its subsidiary CPI, completed the purchase of Zonegran® for commercialization and sale in the United States, including Puerto Rico, from Eisai Inc., pursuant to the terms and conditions of an asset purchase agreement. Zonegran® is an adjunctive therapy in the treatment of partial seizures in adults with epilepsy.

CPI acquired Zonegran® for $91.4 million in cash, which included approximately $1.4 million for purchased inventory. CPI paid for the acquisition through debt financing from the Amended and Restated GE Credit Facility.

On October 1, 2014 Concordia Laboratories Inc.(“CLI”), a subsidiary of the Company incorporated in Barbados, acquired certain intellectual property from Pinnacle Biologics, Inc. (“Pinnacle”), a subsidiary of the Company incorporated in the United States. The inter-company sale of the intellectual property triggered a cash tax liability of $13.5 million, which was paid by the Company in the first quarter of 2015.

Recent Events

Acquisition

On April 21, 2015, the Company completed the acquisition of substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (together “Covis”) for $1.2 billion in cash (the “Covis Acquisition”). The Covis drug portfolio acquired (the “Portfolio”) consists of a portfolio of products, comprised of 12 branded products and 5 authorized generic contracts and a product distributed by a third party in Australia pursuant to the terms of a distribution agreement. The Portfolio includes branded pharmaceuticals, injectables and authorized generics that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets.

The Covis Acquisition was structured as an all-cash transaction with a purchase price of $1.2 billion for the Portfolio. The Company paid for the acquisition through a mix of term loans, bonds and equity as further described below.

Bank Facilities

Concurrent with the closing of the Covis Acquisition, the Company entered into a credit agreement (“Credit Agreement”) dated April 21, 2015, by and among the Company, certain of the Company’s subsidiaries, the Royal Bank of Canada, Morgan Stanley Senior Funding, Inc., TD Securities (USA) LLC, GE Capital Markets, Inc., Fifth Third Bank and certain lenders party thereto (collectively, the “Lenders”). Pursuant to the terms of the Credit Agreement, the Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million comprising: (i) a senior secured revolving credit facility (the “Revolving Facility”) in an aggregate principal amount of up to $125 million; and (ii) a senior secured term loan facility (the “Term Facility”) in an aggregate principal amount of $575 million (together, the “Bank Facilities”). The Bank Facilities are secured by the assets of the Company and the assets of the Company’s material subsidiaries. The Company has not drawn on the Revolving Facility as at the date hereof.

The Term Facility will mature on the seventh anniversary of the Covis Acquisition date (unless extended by the lenders under the Term Facility) and the Revolving Facility will mature on the fifth anniversary of the Covis Acquisition date (unless extended by the lenders under the Revolving Facility). The Term Facility bears a variable interest rate with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Agreement, calculated annually. Interest rates are calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table.

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The funds made available to the Company under the Term Facility were used to partially fund (i) the purchase price for the Covis Acquisition; (ii) the fees and expenses incurred in connection with the Covis Acquisition; and (iii) the repayment and retirement of the Company’s outstanding debt issued pursuant to the terms and provisions of the Amended and Restated GE Credit Facility. All security interests in the assets of the Company and guarantees given in connection therewith by the subsidiaries of the Company in favor of GE Capital Canada Finance Inc. were discharged and released.

Senior Notes due 2023

In connection with the Covis Acquisition, Concordia also closed a private offering of $735 million of its 7.00% Senior Notes due 2023 (the “Senior Notes”). The Senior Notes were priced at an issue price of 100.00% of their face amount to yield 7.00%. Interest on the Senior Notes is payable semi-annually on April 15th and October 15th of each year. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

The net proceeds of the offering of the Senior Notes were used to partially fund (i) the purchase price for the Covis Acquisition; and (ii) the fees and expenses incurred in connection with the Covis Acquisition.

Equity Offering

On April 8, 2015, Concordia closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (“2015 Subscription Receipts”) of the Company, which included the exercise by the Underwriters (as defined below) of an over-allotment option of 15%, for aggregate gross proceeds to Concordia of CAD $368,001,380 (the “2015 Offering”).

The 2015 Offering was completed at a price per 2015 Subscription Receipt of CAD $85.00 by a syndicate of underwriters led by RBC Capital Markets, as sole bookrunner and co-lead manager, and including GMP Securities L.P., as co-lead manager, and TD Securities Inc. (collectively, the “Underwriters”). Upon closing of the 2015 Offering, the Underwriters received payment for their expenses and 50% of their commission under the 2015 Offering.

Upon closing of the Covis Acquisition each holder of 2015 Subscription Receipts automatically received, without payment of additional consideration or further action, one Concordia common share in exchange for each 2015 Subscription Receipt held.

The net proceeds of the 2015 Offering were used to partially fund: (1) the purchase price for the Covis Acquisition; and (ii) the fees and expenses incurred in connection with the Covis Acquisition. Sufficient funds to pay a dividend equivalent amount equal to $0.075 per 2015 Subscription Receipt (less applicable withholding taxes, if any), as a result of the dividends declared on each common share by Concordia with a record date of April 15, 2015, were held in escrow and released from escrow and paid concurrent with the payment of the Company’s dividend to all holders of common shares on April 30, 2015. The funds in excess of the amount required to satisfy the dividend equivalent amount were remitted to the Company.

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Selected Quarterly Financial Information

The following table sets forth selected unaudited financial information for Concordia as at June 30, 2015 and for the previous seven quarters:

	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013

Revenue	77,514	36,435	42,896	36,432	26,053	16,810	16,684	14,725
Gross profit	70,709	32,090	37,811	31,936	21,499	12,956	12,628	12,147
Operating income	25,543	16,189	23,335	14,868	2,731	4,939	292	7,897
Net income (Loss)	(555)	5,668	3,718	10,535	(827)	(1,836)	(7,083)	5,364

Cash	140,207	35,363	42,770	30,945	32,708	77,973	42,899	23,426
Total assets	1,938,452	582,927	592,700	587,323	490,135	194,146	170,765	79,370
Total liabilities	1,378,661	321,232	335,150	332,314	246,010	76,045	109,243	59,727

EBITDA (1)	37,158	20,069	23,007	14,272	1,651	3,546	(4,320)	7,908
Adjusted EBITDA (1)	55,482	19,580	25,406	20,259	12,441	5,903	6,818	8,555

Earnings (Loss) per share
Basic	$(0.02)	$0.20	$0.13	$0.37	$(0.03)	$(0.09)	$(1.12)	$0.66
Diluted	$(0.02)	$0.19	$0.12	$0.35	$(0.03)	$(0.09)	$(1.12)	$0.61
Adjusted (1)	$1.04	$0.53	$0.74	$0.57	$0.38	$0.05	$0.40	$0.69

Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results see “Non-IFRS Financial Measures”.

The sequential increase in revenue, gross profit and operating income from the first quarter of 2015 to the second quarter of 2015 was primarily driven by a sequential increase in the Legacy Pharmaceuticals Division’s revenue and gross profit of $41.3 million and $39.1 million, respectively, partially offset by:

•	Higher general and administrative and selling and marketing expenses of $2.0 million and $1.1 million, respectively;

•	Increased acquisition, restructuring and other costs of $7.7 million;

•	Higher expenses recognized related to share based compensation of $3.2 million; and

•	Exchange listing expenses in the quarter of $0.6 million.

The increase in the Legacy Pharmaceuticals Division’s revenue and gross profit is primarily attributable to the Covis Acquisition described above, which closed on April 21, 2015 and added approximately $38.7 million of revenue in the second quarter of 2015.

The sequential increase in general and administrative expenses reflects expected increased spending at corporate and in the Legacy Pharmaceuticals Division as the Company invests in appropriate infrastructure to support acquisitions and the growth of the Company. The sequential increase also includes a provision of $1.2 million taken against a trade receivable of $1.9 million that is currently in dispute.

The increase in selling and marketing expenses of $1.1 million over the prior quarter was primarily attributable to incremental costs associated with the products added from the Covis Acquisition.

Acquisition, restructuring and other costs were $10.1 million in the second quarter of 2015, representing a sequential quarterly increase of $7.7 million. In the second quarter of 2015 these costs included $4.3 million in legal and transaction advisory costs incurred in relation to the Covis Acquisition, approximately $4.1 million related to special cash bonuses paid to certain employees in connection with the Covis Acquisition and $1.6 million in severance and other restructuring costs.

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The share based compensation expense relates to the fair value of share based option awards and restricted stock units issued to employees, management and directors of the Company. The sequential increase of $3.2 million over the prior quarter is reflective of additional share based option grants to management during the quarter and the granting of restricted stock units to employees, management and directors of the Company.

Exchange listing expenses of $0.6 million incurred during the quarter included legal and listing fees associated with the Company’s listing on NASDAQ and the filing of a base shelf prospectus in Canada and a shelf registration statement in the U.S.

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Results of Operations

The following table sets forth the unaudited consolidated results of operations of the Company for the three and six months ended June 30, 2015 and 2014:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2015	2014	2015	2014

Revenue	$77,514	$26,053	$113,949	$42,863
Cost of sales	6,805	4,554	11,150	8,408

Gross profit	70,709	21,499	102,799	34,455

Operating expenses
General and administrative	8,299	4,931	14,616	9,622
Acquisition, restructuring and other	10,118	8,314	12,556	8,488
Selling and marketing	4,224	2,196	7,329	3,140
Research and development	2,704	1,931	5,792	3,349
Share based compensation	4,120	1,380	5,017	2,136
Exchange listing expenses	574	—	574	—
Amortization of intangible assets	15,055	580	20,260	1,160
Depreciation expense	72	16	128	50

Total operating expenses	45,166	19,348	66,272	27,945

Operating income	25,543	2,151	36,527	6,510

Other income and expense
Interest expense	19,012	1,442	27,653	6,147
Impairment loss	668	—	668	—
Change in fair value of contingent consideration	(4,942)	983	(6,224)	1,550
Foreign exchange loss (gain)	127	—	(282)	865
Fair value loss on foreign exchange forward contract	7,675	—	5,126	—
Other expense (income)	(16)	113	400	108

Profit (loss) before tax	3,019	(387)	9,186	(2,160)

Income taxes
Current	(60)	1,030	475	1,215
Deferred	3,634	(590)	3,598	(712)

Net income (loss)	$(555)	$(827)	$5,113	$(2,663)

EBITDA (1)	$37,158	$1,651	$57,227	$5,197
Adjusted EBITDA (1)	$55,482	$12,441	$75,062	$18,344

Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures”.

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Revenue and Gross Profit

The following table sets forth unaudited revenue and gross profit by operating segment for the three and six months ended June 30, 2015 and 2014:

			Specialty
	Legacy	Orphan	Healthcare
	Pharmaceuticals	Drugs	Distribution	Total
Three months ended June 30, 2015
Revenue	$72,398	$2,800	$2,316	$77,514
Cost of sales (including royalties)	5,656	626	523	6,805

Gross profit	$66,742	$2,174	$1,793	$70,709

Three months ended June 30, 2014
Revenue	$19,546	$778	$5,729	$26,053
Cost of sales (including royalties)	4,001	(404)	957	4,554

Gross profit	$15,545	1,182	$4,772	$21,499

Six months ended June 30, 2015
Revenue	$103,470	$5,880	$4,599	$113,949
Cost of sales (including royalties)	9,036	1,109	1,005	11,150

Gross profit	$94,434	$4,771	$3,594	$102,799

Six months ended June 30, 2014
Revenue	$28,855	$4,348	$9,660	$42,863
Cost of sales (including royalties)	6,212	295	1,901	8,408

Gross profit	$22,643	4,053	$7,759	$34,455

Legacy Pharmaceuticals Division

Legacy Pharmaceuticals Division revenue for the three months ended June 30, 2015 was $72.4 million, compared to $19.5 million in the same quarter of the prior year, an increase of $52.9 million. The addition of the Portfolio acquired from Covis on April 21, 2015 drove an increase in revenue of approximately $38.7 million. The remainder of the increase over the prior year is driven by the addition of Donnatal® and Zonegran®, partially offset by revenue declines in Kapvay®, Orapred® and Ulesfia®. The second quarter of 2014 included a half quarter of Donnatal® revenue. Zonegran® was acquired at the end of the third quarter of 2014.

Legacy Pharmaceuticals Division revenue for the six months ended June 30, 2015 was $103.5 million, compared to $28.9 million during the same period in the prior year, an increase of $74.6 million. As detailed above, the additions of the Portfolio acquired from Covis, Donnatal®, and Zonegran® drove the increase in revenue over the corresponding period in the prior year. The increase was partially offset by revenue declines in Kapvay®, Orapred® and Ulesfia® in the first half of the current year.

Gross profit for the Legacy Pharmaceuticals Division for the three and six months ended June 30, 2015 was $66.7 million and $94.4 million, respectively, compared to $15.5 million and $22.6 million for the three and six months ended June 30, 2014. The increases over the prior year were primarily due to revenue growth in the division, with the acquisitions described above accounting for the majority of the increase.

Cost of sales for the Legacy Pharmaceuticals Division for the three and six months ended June 30, 2015 were $5.7 million and $9.0 million, respectively, and reflect the costs of active pharmaceutical ingredients, excipients, packaging, freight costs and royalties.

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Legacy Pharmaceuticals Division gross margin in the second quarter of 2015 was 92.2% compared with 79.5% in the same quarter of 2014. The increase in gross margin percentage is primarily due to product mix driven by the additions of Donnatal®, Zonegran® and the Portfolio acquired from Covis. Gross margin for the six months ended June 30, 2015 was 91.3% compared to 78.5% for the same period in the prior year and reflects the growth in the business via acquisitions as described above. Gross margin percentage for the second quarter and six month periods were also affected by an increase in the returns provision for certain products which had the effect of reducing reported revenue.

Orphan Drugs Division

Orphan Drugs revenue for the three months ended June 30, 2015 was $2.8 million, compared to $0.8 million during the same quarter of the prior year, an increase of $2.0 million. Revenue for the Orphan Drugs Division represents the sales of Photofrin®, Ethyol®, lasers and fibers. In the second quarter of 2014 Orphan Drugs revenue was negatively impacted by a reduction in end user inventory of Photofrin® as hospitals continued to optimize inventory holdings and by a product expiry issue, which required the Company to replace certain channel inventory at no cost. This one time impact was not repeated in the second quarter of 2015.

Orphan Drugs revenue for the six months ended June 30, 2015 was $5.9 million, compared to $4.3 million during the same period of the prior year, an increase of $1.6 million. The increase over the prior year is primarily driven by the inventory and product expiry issue described above, partially offset by slightly lower Photofrin® sales in the U.S. in the first quarter of 2015 as compared to the same period in the prior year.

Cost of sales for the Orphan Drugs Division three months ended June 30, 2015 was $0.6 million, compared to a credit of $0.4 million in the same period of the prior year. Cost of sales for the three months ended June 30, 2014 represented a recovery of $0.4 million after accounting for the reversal of a take or pay provision of $0.6 million after the Company, in consultation with external advisors determined that it did not have an obligation to pay its manufacturer for the provision.

Cost of sales for the Orphan Drugs Division six months ended June 30, 2015 was $1.1 million, compared to $0.3 million during the same period in the prior year, with the prior year period benefitting from the provision reversal described above.

Orphan Drug Division gross profits were $2.2 million and $1.2 million for the three months ended June 30, 2015 and 2014, respectively. Gross margin was 77.6% in the second quarter of 2015, compared to 151.9% in the same quarter of the prior year. The gross margin for Orphan Drugs in the second quarter of 2014 benefited from the reversal of the take or pay provision described above.

Orphan Drug Division gross profits were $4.8 million and $4.1 million for the six months ended June 30, 2015 and 2014, respectively. Gross margin was 81.1% for the first six months ended June 30, 2015, compared to 93.2% during the same period in the prior year. As described above, the gross margin for Orphan Drugs in the second quarter of 2014 benefited from the reversal of the take or pay provision described above.

Specialty Healthcare Distribution Division

Net revenues for the SHD Division declined by $3.4 million from $5.7 million in the second quarter of 2014 to $2.3 million in the second quarter of 2015. SHD Division revenues for the six months ended June 30, 2015 declined by $5.1 million from $9.7 million in 2014 to $4.6 million in 2015. The decline in SHD Division revenue and gross profit is primarily attributable to changes by two of the Pharmacy Benefit Managers (“PBMs”) that Complete Medial Homecare, Inc. (“CMH”), a subsidiary of the Company, contracts with whereby the PBMs removed certain generic diabetic testing products that had been supplied by CMH to its patient base from their formularies. The resulting loss in revenue negatively impacted the performance of the SHD Division in the first and second quarters of 2015. Sequential quarterly revenue in 2015 has been consistent at $2.3 million. The SHD Division has instituted and is evaluating a number of initiatives to recover the loss of revenue from the formulary changes being implemented by the PBMs, which include expanded product offerings, increasing the portfolio of products offered to the CMH’s existing patient base, and increasing relationships with PBMs to gain access to more patients.

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Costs of sales for the SHD Division three months ended June 30, 2015 and 2014 were $0.5 million and $1.0 million, respectively, and related to the cost of products, warehousing and freight. Cost of sales for the six months ended June 30, 2015 and 2014 were $1.0 million and $1.9 million, respectively.

SHD Division gross profits were $1.8 million and $4.8 million for second quarter of 2015 and 2014, respectively. Gross margin declined from 83.3% in the second quarter of 2014 to 77.4% in the current quarter. The decline in margin was primarily driven by product mix and a lower absorption of non-variable costs given the decline in revenue over the prior year.

SHD Division gross profits were $3.6 million and $7.8 million for the first six months of 2015 and 2014, respectively. Gross margin declined from 80.3% in 2014 to 78.1% in 2015 primarily for the reasons noted above.

General and Administrative Expenses

General and administrative expenses reflect the costs related to salaries and benefits, professional and consulting fees, public company costs, transition services agreement expenses, travel, facility leases and other administrative expenditures.

General and administrative expenses increased from $4.9 million in the second quarter of 2014 to $8.3 million in the second quarter of 2015. Increased spending in the Legacy Pharmaceuticals Division of $2.1 million and increased spending at corporate of $1.9 million, partially offset by a decline in spending in the SHD Division, drove the increase of $3.4 million. The overall increase in general and administrative expenses was expected as the Company appropriately invests in infrastructure to support growth. The increase in spending in the Legacy Pharmaceuticals Division also includes a provision of $1.2 million taken in the second quarter of 2015 against a trade receivable that is currently in dispute.

General and administrative expenses increased from $9.6 million during the first six months of 2014 to $14.6 million during the first six months of 2015. Increased spending in the Legacy Pharmaceuticals Division of $3.2 million and increased spending at corporate of $3.2 million, partially offset by a decline in spending in the SHD Division, drove the increase of $5.0 million. The overall increase in general and administrative expenses during the first six months of 2015 compared to the same period in the prior year was primarily driven by the same factors described above.

Selling and Marketing Expenses

Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and selling of the Company’s portfolio of products across the Legacy Pharmaceuticals, Specialty Healthcare Distribution and Orphan Drugs divisions.

Selling and marketing expenses increased from $2.2 million for the three months ended June 30, 2014 to $4.2 million during the same period in 2015. The increase of $2.0 million was primarily driven by expected increases in selling and marketing costs in the Legacy Pharmaceuticals Division associated with the addition of the Portfolio acquired from Covis. The second quarter of 2015 also reflects a full quarter of costs associated with the sales and marketing field force related to Donnatal®.

Selling and marketing expenses increased from $3.1 million for the six months ended June 30, 2014 to $7.3 million during the same period in 2015. The increase of $4.2 million was again driven by expected increases in selling and marketing costs in the Legacy Pharmaceuticals Division as described above.

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Research and Development Expenses

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs in addition to quality assurance costs and regulatory compliance and drug safety costs (Pharmacovigilence) of the Company.

Research and development expenses increased from $1.9 million for the three months ended June 30, 2014 to $2.7 million in the same period of 2015. The increase of $0.8 million was partially attributable to expected increases in regulatory and other costs in the Legacy Pharmaceuticals Division as the Company grows its portfolio of products. The costs of research studies related to Kapvay® incurred in the second quarter of 2015 also partially contributed to the quarter over quarter increase in the quarter. The Orphan Drugs Division also incurred expected higher costs related to the Phase 3 clinical trial to expand the indication of Photodynamic therapy with Photofrin® for the treatment of cholangiocarcinoma.

Research and development expenses increased from $3.3 million for the six months ended June 30, 2014 to $5.8 million for the same period in 2015. The increase of $2.5 million was primarily driven by increased costs of $1.5 million and $1.0 million in the Legacy Pharmaceuticals and Orphan Drugs divisions, respectively. The increases were driven by the factors described above.

Share Based Compensation

The share based compensation expense for the three months ended June 30, 2015 was $4.1 million, an increase of $2.7 million over the same quarter in the prior year. Share based compensation expense for the six months ended June 30, 2015 was $5.0 million, an increase of $2.9 million over the same period in the prior year. The share based compensation expense relates to the fair value of share based option awards to employees, management and directors of the Company. The increases in expense over the prior year are reflective of additional share based option grants to management and the granting of restricted stock units to employees, management and directors during the quarter.

The fair value is calculated using the Black-Scholes option-pricing model. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate and the life of the options issued.

Acquisition, restructuring and other costs

Acquisition, restructuring and other costs were $10.2 million in the second quarter of 2015 and included $4.3 million in legal and transaction advisory costs incurred in relation to the Covis Acquisition, approximately $4.1 million related to special cash bonuses paid to certain employees in connection with the Covis Acquisition and $1.6 million in severance and other restructuring costs.

Acquisition, restructuring and other costs were $12.6 million for the first six months of 2015 and included $6.7 million in legal and transaction advisory costs incurred primarily in relation to the Covis Acquisition, approximately $4.1 million related to special cash bonuses paid to certain employees in connection with the Covis Acquisition and $1.6 million in severance and other restructuring costs.

Acquisition related costs for three months and six months ended June 30, 2014 were $8.3 million and $8.5 million, respectively and related to legal, accounting, advisory and professional fees directly incurred by the Company for the acquisition of Donnatal®.

Exchange listing expenses

Exchange listing expenses of $574 incurred during the quarter included legal and listing fees associated with the Company’s listing on NASDAQ and the filing of a base shelf prospectus in Canada and a shelf registration statement in the U.S.

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Interest Expense

Interest expense for the three and six months ended June 30, 2015 was $19.0 million and $27.7 million, respectively.

Interest expense for the three months ended March 31, 2015 was $8.6 million and related primarily to interest of $2.5 million and accretion interest expense of $5.8 million incurred on the Amended and Restated GE Credit Facility. In the first quarter of 2015 as part of the financing related to the Covis Acquisition, the Company decided that it would retire the Amended and Restated GE Credit Facility upon closing of the Senior Notes and Bank Facilities. As a result of the early repayment of the Amended and Restated GE Credit Facility the Company incurred $5.8 million in accretion expense in the first quarter of 2015, and $1.5 million in the second quarter of 2015.

Interest expense for the six months ended June 30, 2015 includes $15.4 million of interest and $1.1 million interest accretion expense on the Bank Facilities.

Interest expense for the three months ended June 30, 2014 was $1.4 million related primarily to interest and accretion interest incurred on the $170 million GE Credit Facility at the time.

Interest expense for the six months ended June 30, 2014 was $6.1 million. In the first quarter of 2014 the Company incurred interest and accretion expense of $4.7 million, which included minimum interest payments related to the early retirement of debt. On March 28, 2014 the Company repaid in full the Senior Loan Agreement and Subordinate Loan Agreement.

Change in Fair Value of Contingent Consideration

The change in the fair value of contingent consideration recorded during the three and six months ended June 30, 2015 was a gain of $4.9 million and $6.2 million, respectively. The gain in the second quarter of 2015 included $1.3 million in reduction of an earn-out payable and $4.2 million in reduction of a note payable to the former owner of Global Medical Direct (the seller of the SHD Division assets), based on the most recent forecast of EBITDA for CMH. The remaining expense of $0.6 million is primarily driven by the change in the present value of contingent consideration due to the previous owners of Pinnacle for milestone and earn-out payments related to the clinical trial and worldwide sales of Photofrin®. The gain recorded in the first six months of 2015 included $2.5 million in reduction of the earn-out payable and $4.9 million in reduction of the note payable described above.

The change in the fair value of contingent consideration expensed during the three and six months ended June 30, 2014 was $1.0 million and $1.6 million, respectively. The expense is primarily driven by the change in the present value of contingent consideration due to the previous owners of Pinnacle for milestone and earn-out payments related to the clinical trial and worldwide sales of Photofrin®. During the second quarter of 2014, the Company also increased its estimated payment to Shionogi Inc. (“Shionogi”) for earn out payments related to quarterly sales of Kapvay® by $0.4 million.

Amortization of Intangible Assets

Amortization of intangible assets during the three and six months ended June 30, 2015 was $15.1 million and $20.3 million and related to the amortization of acquired product rights, a customer list and intellectual property. Amortization related to acquired product rights was $14.5 million and $19.1 million for the three and six months ended June 30, 2015, respectively. The Company amortizes acquired product rights on a straight-line basis over their estimated useful lives. The Company did not record any amortization expense related to acquired product rights in the three and six months ended June 30, 2014.

Amortization related to the customer list acquired as part of the acquisition of CMH and related assets in October of 2013 was $0.2 million and $0.4 million in three and six months ended June 30, 2015,

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respectively. The customer list is amortized on a straight-line basis over an estimated useful life of 4 years and 5 months. There was no change in amortization expense related to the customer list from the prior year.

Amortization related to the intellectual property acquired as part of the acquisition of Pinnacle in December of 2013 was $0.4 million and $0.8 million for the three and six months ended June 30, 2015, respectively. The intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years. There was no change in amortization expense related to the intellectual property from the prior year.

Foreign Exchange (Gain) Loss

Foreign exchange was a loss of $0.1 million for the three months ended June 30, 2015 and was a gain of $0.3 million for the six months ended June 30, 2015. The foreign exchange gain and loss mainly relate to revaluation of balance sheet monetary accounts at period end.

Loss on foreign exchange forward contract

Loss on foreign exchange forward contract was $7.7 million and $5.1 million for the three months and six months ended June 30, 2015, respectively. During the quarter ended March 31, 2015, the Company entered into a foreign exchange forward contract to purchase $244.935 million USD to mitigate the foreign currency risk associated with the Canadian dollar proceeds received from 2015 Offering. The foreign exchange forward contract was marked-to-market as at March 31, 2015, resulting in a foreign exchange gain of $2.5 million for the three months ended March 31, 2015. The contract was settled on April 21, 2015 at an exchange rate of C$1.2542, resulting in a realized foreign exchange loss of $5.1 million.

Financial Position

The following table presents a summary of the Company’s financial position as at June 30, 2015 and December 31, 2014:

	As at	As at	Change
	June 30, 2015	December 31, 2014	$	%
Working capital	$168,426	$49,090	$119,336	243.1%
Long-lived assets	1,695,962	508,048	1,187,914	233.8%
Other current liabilities	14,433	46,247	(31,814)	-68.8%
Long-term liabilities	1,290,164	253,341	1,036,823	409.3%
Shareholder’s equity	559,791	257,550	302,241	117.4%

Working capital

Concordia defines working capital as current assets less accounts payable, accrued liabilities, provisions and royalties payable. The $119.3 million increase in working capital from December 31, 2014 to June 30, 2015 is primarily due to the following:

•	$97.4 million increase in cash driven by cash inflows from financing activities;

•	$38.9 million increase in accounts receivable primarily driven by growth in the Legacy Pharmaceuticals Division;

•	$8.2 million increase in inventory primarily driven by inventory acquired as part of the Covis Acquisition;

•	$8.5 million increase in other current assets and prepaid expenses primarily driven by an increase in manufacturing deposits; and

•	$3.1 million decrease in royalty payable driven by reduction in royalties due on Orapred®.

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Offset by:

•	$10.8 million increase in accounts payable primarily in the Legacy Pharmaceuticals Division and related to liabilities related to the Portfolio acquired from Covis and payables to Eisai Inc. related to Zonegran®;

•	$16.2 million increase in accrued liabilities primarily driven by increased accrued interest and additional provisions in the Legacy Pharmaceuticals Division related to selling and marketing activities and trade liabilities; and

•	$14.6 million increase in provisions primarily driven by the expanded portfolio of assets in the Legacy Pharmaceuticals Division.

Long-lived assets

Long-lived assets consist of fixed assets, intangible assets, goodwill and deferred taxes.

Fixed assets consist of computers, leasehold improvements and equipment. The net book value of fixed assets increased from $0.8 million as at December 31, 2014 to $1.6 million as at June 30, 2015. The increase of $0.8 million was primarily driven by leasehold improvements.

Intangible assets consist of acquired product rights, customer lists, intellectual property and goodwill. Intangible assets increased from $470.2 million as at December 31, 2014 to $1.6 billion as at June 30, 2015. The increase was driven by the acquisition of the Portfolio from Covis which closed on April 21, 2015 partially offset by the amortization of intangible assets described above.

Goodwill increased by $7.7 million in the second quarter of 2015 as a result of the goodwill acquired as part of the Covis Acquisition. The increase was offset by a reduction in the carrying value of goodwill associated with the SHD Division, which was tested for impairment during the quarter. The Company concluded that an impairment charge of $0.7 million was required based on the most recent forecast of the business.

Other current liabilities

Other current liabilities consist of dividend payable, taxes payable, the current portion of notes payable, long-term debt and purchase consideration payable.

Taxes payable decreased from $13.3 million at December 31, 2014 to $0.2 million at June 30, 2015. The decrease of $13.1 million was primarily driven by the payment made in the first quarter for a tax liability of $13.5 million on the sale of certain intellectual property from Pinnacle to CLI.

Current portion of notes payable decreased from $1.4 million at December 31, 2014 to nil in the current quarter. During the quarter, the Company updated the forecast for the results of CMH based on recent changes in the business. As a result, the value of the note payable was reduced to nil as no further payments are expected based on the forecasted EBITDA. The Company recorded an associated gain in the fair value of contingent consideration in the statement of income and comprehensive income.

Long-term obligations

Long-term obligations consist of long-term debt, notes payable and purchase consideration payable, other liabilities and deferred taxes.

On April 21, 2015, the Company retired the Amended and Restated GE Credit facility with the funds raised in connection with the Covis Acquisition. As a result, the Company paid off the remaining principal balances and accrued interest of $254.9 million. In connection with the Covis Acquisition, the Company entered into the Credit Agreement with the Lenders. Pursuant to the terms of the Credit Agreement, the Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to

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$700 million, which was comprised of the $125 million Revolving Facility and the $575 million Term Facility. The Bank Facilities are secured by the assets of the Company and the assets of the Company’s material subsidiaries.

In addition, on April 21, 2015, the Company closed a private offering of $735 million of 7.00% Senior Notes. The Senior Notes were priced at an issue price of 100% of their face amount to yield 7.00%. Interest on the Senior Notes is payable semi-annually on April 15th and October 15th of each year. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes. The combined carrying value of the Term Facility and Senior Notes as at June 30, 2015 was $1,258.6 million.

The change in fair value of contingent consideration recorded during the three months ended June 30, 2015 was an overall gain of $4.9 million. The gain is attributable to:

•	a $1.3 million reduction in contingent consideration related to an earn-out payable to a former owner of Global Medical Direct. The earn-out is based on the achievement of certain EBITDA thresholds for CMH. Based on the most recent forecast of EBITDA for CMH the earn out liability was reduced in both the first quarter ($1.3 million) and second quarter of 2015; and

•	a $4.2 million reduction in the principal balance of notes payable. The notes payable form part of the consideration for the acquisition of CMH from Global Medical Direct and repayment is based on the achievement of certain EBITDA thresholds for CMH. Based on the most recent forecast of CMH the principal balance was reduced in the first quarter ($0.8 million) and second quarter of 2015.

The gains described above were partially offset by an expense of $0.6 million driven by the change in the present value of contingent consideration due to the previous owners of Pinnacle for milestone and earn-out payments related to the clinical trial and worldwide sales of Photofrin®.

Shareholder’s equity

Shareholders’ equity increased from $257.6 million as at December 31, 2014 to $559.8 million as at June 30, 2015. The increase of $302.2 million primarily relates to:

•	$284.5 million in equity issued as part of financing for the Covis Acquisition;

•	$3.3 million in net changes in equity issued upon the exercise of options and vesting of RSUs;

•	Share based compensation of $5.0 million;

•	$5.1 million in net income for the six months ended June 30, 2015; and

•	$9.1 million in deferred taxes recognized in equity related to share based compensation.

Offset by:

•	$4.7 million in dividends; and

•	Exchange differences on translation of foreign operations of $0.3 million.

Liquidity and Capital Resources

Cash Flows

Management believes that ongoing operations and associated cash flow provide sufficient liquidity to support Concordia’s business operations for at least the next 12 months.

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As at June 30, 2015, the Company held cash of $140.2 million and had an additional $125.0 million available from the Revolving Facility, which provides further flexibility to meet any unanticipated cash requirements.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. Accounts payable are all due within the current operating period.

In managing the Company’s capital, Management estimates future cash requirements by preparing a budget and a multi-year plan for review and approval by the Company’s board of directors (the “Board of Directors”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with those activities. The multi-year plan estimates future activity along with the potential cash requirements and is based upon Management’s assessment of current progress along with the expected results from the coming years’ activity. Budget to actual variances are prepared and reviewed by Management and are presented quarterly to the Board of Directors.

The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of Concordia as they come due. Since inception Concordia has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as income from operations.

The below table sets forth the Company’s net cash flows provided by and used in operating, investing and financing activities:

	For the six months
	ended June 30,
	2015	2014

Net cash provided by (used in) operating activities	25,198	(9,395)
Net cash used in investing activities	(1,201,036)	(201,287)
Net cash provided by financing activities	1,273,597	200,491

Increase (decrease) in Cash	97,759	(10,191)

Unrealised foreign exchange gain in cash and cash equivalents	(322)	—
Beginning Cash	42,770	42,899

Ending Cash	140,207	32,708

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $25.2 million for the six months ended June 30, 2015 and was primarily driven by operations of the Legacy Pharmaceuticals Division.

Adjustments to reconcile net income of $5.1 million to net cash flow from operating activities include:

•	$27.7 million related to interest and accretion expense.

•	$20.4 million in depreciation and amortization expense;

•	$5.0 million in share based compensation expense;

•	$5.1 million in fair value loss on a foreign exchange forward contract;

•	$4.1 million in income tax provision;

•	other non-cash items of $1.1 million; and

•	net changes in operating liabilities of $26.6 million.

The above items are offset by:

•	$6.2 million gain related to a change in fair value of contingent consideration;

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•	$15.0 million related to income taxes paid in cash during the year; and

•	net increases in accounts receivable, inventory and prepaid expenses and other current assets of $48.6 million.

Net cash used in operating activities was $9.4 million for the six months ended June 30, 2014 and was primarily driven by expected payments in the quarter related to provisions, accounts payable and accrued liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities was $1.201 billion for the six months ended June 30, 2015, and was primarily due to cash consideration paid for the Portfolio acquired from Covis.

Net cash used in investing activities was $201.3 million for the six months ended June 30, 2014 and was primarily due to cash consideration paid for the acquisition of Donnatal®.

Net Cash Used Provided by Financing Activities

Net cash provided by financing activities was $1.273 billion for the six months ended June 30, 2015 and was primarily driven by:

•	$1.263 billion in net proceeds from the issuance of term loans and senior notes;

•	$284.5 million in net proceeds from the issuance of common stock; and

•	$3.5 million in proceeds from the exercise of stock options;

Partially offset by:

•	$260.8 million paid to retire the Amended and Restated GE Credit Facility;

•	$7.5 million in cash interest paid;

•	$4.3 million in dividends paid; and

•	$5.1 million of loss on foreign exchange forward contract.

Net cash provided by financing activities was $200.5 million for the six months ended June 30, 2014 and was primarily driven by net proceeds from the issuance of term loans of $164.5 million as well as by net proceeds from issuance of common stock of $57.0 million. Proceeds from the issuance of equity were partially used to retire the Senior Loan Agreement and Subordinated Loan Agreement plus accrued interest amounting to a combined $19.3 million.

Indebtedness

Term, Bank and Credit Facilities

On May 14, 2014, the Company entered into the GE Credit Facility with GE Capital and a syndicate of lenders having a principal amount of up to $195 million, consisting of a $170 million term loan and a $25 million revolving credit facility. On September 30, 2014, the Company amended and restated the GE Credit Facility whereby incremental term loans of $95 million were added to the GE Credit Facility. The Amended and Restated GE Credit Facility bore a variable interest rate and was to mature on October 1, 2020 with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Amended and Restated GE Credit Facility, calculated annually. Interest rates were calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Amended and Restated GE Credit Facility was secured by the assets of the Company and the assets of the Company’s material subsidiaries. The carrying value of the Amended and Restated GE Credit Facility as at March 31, 2015 was $253.3 million. On April 21, 2015 the Company repaid the Amended and Restated GE Credit Facility in full.

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Concurrent with the closing of the Covis Acquisition, the Company entered into the Credit Agreement dated April 21, 2015. Pursuant to the terms of the Credit Agreement, the Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million comprising: (i) a senior secured Revolving Facility in an aggregate principal amount of up to $125 million; and (ii) a senior secured Term Facility in an aggregate principal amount of $575 million. The Bank Facilities are secured by the assets of the Company and the assets of the Company’s material subsidiaries.

The Term Facility will mature on the seventh anniversary of the Covis Acquisition date (unless extended by the lenders under the Term Facility) and the Revolving Facility will mature on the fifth anniversary of the Covis Acquisition date (unless extended by the lenders under the Revolving Facility). The Term Facility bears a variable interest rate with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Agreement, calculated annually. Interest rates are calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table.

Senior Notes due 2023

In connection with the Covis Acquisition, Concordia also closed a private offering of $735 million of its 7.00% Senior Notes due 2023. The Senior Notes were priced at an issue price of 100.00% of their face amount to yield 7.00%. Interest on the Senior Notes is payable semi-annually on April 15th and October 15th of each year. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

Notes Payable

As part of the consideration for the acquisition of the Global Medical Direct assets on October 25, 2013, the Company issued notes payable that have a fair value of $5.3 million as at December 31, 2014 and nil as at June 30, 2015. The notes are unsecured, have a total face value of $7,000 and a coupon interest rate of 6%. The notes have been recorded at the present value of expected payments using a market representative interest rate at the time of issuance of 12% per annum. Principal repayments are due subject to the achievement of certain EBITDA thresholds by CMH, a subsidiary of the Company. Based on most recent forecast of EBITDA for CMH, the Company reduced the note payable liability to nil in the first and second quarters of 2015 and recorded an associated gain in the fair value of contingent consideration in the statement of income and comprehensive income.

Non-Contingent Purchase Consideration

As part of the consideration for the acquisition of Pinnacle the Company is obligated to make 10 annual payments of $1 million, with the first payment due and paid on December 31, 2014. The obligation is subordinated and is not subject to interest. The Company has recorded an obligation of $5.1 million as at June 30, 2015, which represents the present value of required payments using a market representative interest rate of 15% at the time of the acquisition of Pinnacle. Upon the acquisition of Pinnacle, the Company also assumed a liability related to purchase consideration, which had a value of $0.07 million as at June 30, 2015.

Contractual Obligations

The following table summarizes Concordia’s material contractual obligations as at June 30, 2015:

As at June 30, 2015	Total	2015	2016	2017	2018	2019	Thereafter
Finance lease obligation	57	23	27	7	—	—	—
Operating leases	7,633	905	1,762	1,702	1,597	1,555	112
Non-contingent purchase consideration	9,000	1,000	1,000	1,000	1,000	1,000	4,000
Long-term debt	1,310,000	2,875	54,708	89,636	5,750	5,750	1,151,281

Total contractual obligations	$1,326,690	$4,803	$57,497	$92,345	$8,347	$8,305	$1,155,393

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Related Party Transactions

The Company paid legal fees, including professional services for advice relating to intellectual property matters, to a firm affiliated with a director of the Company in the amount of $0.004 million for the six months ended June 30, 2015 and $0.077 million for the six months ended June 30, 2014.

Purchase Consideration Payable

Following the closing of the acquisition of Kapvay®, Orapred® and Ulesfia® from Shionogi (the “Shionogi Transaction”), as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia® license, the Company is required to pay Shionogi thirty percent (30%) of worldwide net sales of Kapvay® that exceeds $1.5 million (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6.0 million in the aggregate.

As part of the consideration for the acquisition of certain assets from Global Medical Direct and affiliated entities (“Global Transaction”), the Company is obligated to pay an additional earn-out payment of up to $4.0 million payable in common shares of the Company subject to meeting certain performance metrics. The earn-out payment provisions provide that on each earn-out calculation date, if the aggregate adjusted EBITDA of CMH, exceeds $7.0 million for the preceding year then an earn-out payment of common shares will be made which is equal in value to the aggregate adjusted EBITDA of CMH for the preceding year multiplied by 14.285714%. The number of common shares to be paid is calculated by dividing the dollar value of the earn-out payment by the dollar volume weighted average trading price of the Company’s common shares on the Company’s principal trading market. The aggregate earn-out payments are subject to a $4.0 million cap. Based on the most recent forecast of EBITDA for CMH, the Company reduced the earn-out liability by $1.1 million in the first quarter of 2015 and wrote off the remaining amount in the second quarter. The Company recorded an associated gain in the fair value contingent consideration in the statement of income and comprehensive income.

As part of the consideration for the acquisition of Pinnacle, the Company is obligated to pay additional payments of up to $5.0 million based on the achievement of certain milestones related to clinical trials. The Company made a payment in the fourth quarter of 2014 of $0.5 million related to this contingent obligation. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25.0 million over the 10 calendar years following the Company’s acquisition of Pinnacle. The fair value of these obligations as at June 30, 2015 and December 31, 2014 is $18.4 million and $17.1 million, respectively. The change in fair value of $0.6 million from March 31, 2015 has been recorded as an expense in the current period.

Contingencies

Royalties

The Company has a commitment to pay royalties on sales of each of the drugs acquired as part of the Shionogi Transaction at certain prescribed rates. These royalties are payable on a quarterly basis.

Guarantees

All directors and officers of the Company, and each of the Company’s various subsidiaries, are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.

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In the normal course of business, the Company has entered into agreements that include indemnities in favor of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Concordia entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Concordia entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.

In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of CPI’s payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by CPI in connection therewith that contained payment or indemnification obligations. Pursuant to the asset purchase agreement between CPI, Concordia, Covis and Covis Pharma Holdings S.à.r.l dated March 9, 2015 (the “Covis Purchase Agreement”), Concordia guaranteed the due and punctual payment by CPI of CPI’s obligations under the Covis Purchase Agreement.

Litigation and Arbitration

In the normal course of business the Company may be the subject of litigation claims.

On February 9, 2015, the Company and its subsidiary, CPI, received a civil investigative demand (“CID”) from the United States Federal Trade Commission (the “FTC”) regarding its attention deficit hyperactivity disorder product Kapvay®. The CID is a request for documents and information relating to CPI’s agreements with Par Pharmaceutical, Inc. (“Par”) with respect to Kapvay® (the “Par Agreements”). While the Company maintains that the Par Agreements are lawful, the Company and CPI have negotiated the terms of a proposed settlement agreement with the FTC and expect to settle the FTC investigation. The proposed agreement with the FTC does not constitute an admission by CPI or the Company that they have violated the law. Under the terms of the proposed settlement agreement, CPI will be prohibited from enforcing the provision of the Par Agreements which entitle it to a royalty payment corresponding to Par’s sales of generic Kapvay® (for any period on or after June 25, 2015) and both CPI and the Company from entering any future agreement with a generic company that would prevent the marketing of an authorized generic version of a branded drug after all patents have expired on the drug. The Company and CPI will also be subject to standard antitrust compliance and reporting requirements. The proposed settlement agreement is subject to initial acceptance by the FTC, publication of the settlement’s terms and a 30-day public comment period, and final acceptance by the FTC.

On July 13, 2015, a former financial advisor to the Company commenced an arbitration with the American Arbitration Association against the Company in respect of amounts that the financial advisor believes are owing to it in connection with the acquisition by CPI of a portfolio of products from Covis Pharma S.à.r.l and Covis Injectables S.à.r.l under the terms of a previous engagement letter with the financial advisor. The amount claimed is $12.3 million. The Company intends to vigorously defend this matter.

Off Balance Sheet Arrangements

The Company leases facilities under operating leases in Canada, Barbados and the United States. The leases typically run for a period of months up to five years. The Company also has operating leases for office equipment. On February 19, 2015, the Company entered into an aircraft lease agreement to use and operate an aircraft for business travel purposes. The term of the lease is 5 years and the annual lease payment is $1.02 million. In addition, on the same day, the Company entered into an aircraft management and operating agreement for a term of one year (with the term being extended automatically for additional one-year periods in the event neither party gives the other party notice of termination at any point 60 days prior to the expiry of the current term), which includes fixed and variable payments. The fixed portion of the aircraft management and operating agreement is $0.62 million per annum. There are no other off balance sheet arrangements as at June 30, 2015.

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Non IFRS Financial Measures

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA and Adjusted EPS to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The definition and reconciliation of EBITDA, Adjusted EBITDA and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.

EBITDA

EBITDA is defined as net income adjusted for net interest expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.

Adjusted EBITDA

Adjusted EBITDA is defined as EBITDA adjusted for one-time charges including costs associated with acquisitions and restructuring, and the Company’s listing on the TSX and NASDAQ, non-recurring gains, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of contingent consideration, impairment loss, other income expenses and realized / unrealized gains / losses related to foreign exchange revaluation. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

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The table below sets forth the reconciliation of net income to EBITDA and to Adjusted EBITDA for the three and six months ended June 30, 2015 and 2014:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Net Income (loss)	$(555)	$(827)	$5,113	$(2,663)

Interest and accretion expense	19,012	1,442	27,653	6,147
Income Taxes	3,574	440	4,073	503
Depreciation expense	72	16	128	50
Amortization of intangible assets	15,055	580	20,260	1,160

EBITDA	$37,158	$1,651	$57,227	$5,197

Acquisition, restructuring and other	10,118	8,314	12,556	8,488
Share based compensation	4,120	1,380	5,017	2,136
Change in fair value of contingent consideration	(4,942)	983	(6,224)	1,550
Impairment loss	668	—	668	—
Exchange listing expenses	574	—	574	—
Foreign exchange loss (gain)	127	—	(282)	865
Loss on foreign exchange forward contract	7,675	—	5,126	—
Other expense (income)	(16)	113	400	108

Adjusted EBITDA	$55,482	$12,441	$75,062	$18,344

Adjusted EPS

Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for one-time charges including costs associated with acquisitions and restructuring, the Company’s listing on the TSX and NASDAQ, non-recurring gains, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of contingent consideration, impairment loss, realized / unrealized gains / losses related to foreign exchange revaluation, accelerated accretion interest expense, the tax impact of the above items and one-time tax expenses associated with one-time gains. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013

Weighted average number of fully diluted shares	33,950,472	30,584,951	30,439,316	30,127,443	27,826,313	21,588,635	10,389,617	8,792,924

Net income (loss)	(555)	5,668	3,718	10,535	(827)	(1,836)	(7,083)	5,364

Adjustments:
Share-based compensation	4,120	897	1,090	1,258	1,380	756	426	644
Exchange listing expenses	574	—	—	—	—	—	2,404	—
Acquisition, restructuring and other	10,118	2,438	940	4,093	8,314	174	3,692	—
Depreciation	72	56	41	40	16	34	4	14
Amortization	15,055	5,205	9,299	580	580	580	120	—
Impairment loss	668	—	—	—	—	—	—	—
Change in fair value of contingent consideration	(4,942)	(1,282)	500	579	983	567	—	—
Change in fair value of derivative warrants	—	—	—	—	—	—	4,648	—
Foreign exchange loss (gain)	127	(409)	(242)	73	—	865	116	5
Loss on foreign exchange forward contract	7,675	(2,549)	111	(16)	113	(5)	(148)	(2)
Interest accretion expense	2,541	5,815	—	—	—	—	—	—

Tax adjustments
Tax effect	(39)	(17)	(14)	(48)	(66)	(8)	—	—
Transfer of IP	—	477	7,012	—	—	—	—	—

Adjusted net income	35,414	16,299	22,455	17,094	10,493	1,127	4,179	6,025

Adjusted EPS - diluted	$1.04	$0.53	$0.74	$0.57	$0.38	$0.05	$0.40	$0.69

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Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares. As at June 30, 2015 and August 13, 2015, the Company had, respectively, 33,876,115 and 34,097,903 common shares issued and outstanding. As at June 30, 2015 and August 13, 2015, there were, respectively, 1,754,000 and 1,539,000 options outstanding that entitle the holders thereof to purchase one common share per option of the Company.

As at June 30, 2015 and August 13, 2015, the Company had, respectively, 241,787 and 236,126 unvested RSUs outstanding. Each RSU can be settled either in cash or shares issued from treasury or a combination of cash and shares issued from treasury at the sole discretion of the Company.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Company is required to review and report on the effectiveness of its disclosure controls and procedures (“DC&P”) in accordance with National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), issued by the Canadian Securities Administrators. NI 52-109 requires a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to certify that they are responsible for establishing and maintaining DC&P for the Company, that DC&P have been designed and are effective in providing reasonable assurance that material information relating to the Company is made known to them, that they have evaluated the effectiveness of the Company’s DC&P and that their conclusions about the effectiveness of those DC&P at the end of the period covered by the relevant annual filings have been disclosed by the Company.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues within a company have been detected. In addition, the design of any system of control is based upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate. Accordingly, the Company’s DC&P are effective in providing reasonable, not absolute, assurance that the objectives of its disclosure control system have been met.

Internal Controls over Financial Reporting

NI 52-109 also requires CEOs and CFOs to certify that they are responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) for the Company, that the ICFR have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS, and that the Company has disclosed any change in its internal controls during its most recent interim period that has materially affected, or is reasonably likely to materially affect, its ICFR.

The design of the Company’s ICFR were evaluated by Management in accordance with NI 52-109, as at June 30, 2015.

Assessment of DC&P and ICFR

Based on the evaluation of the Company’s DC&P and ICFR as at June 30, 2015, the CEO and CFO concluded that the Company’s DC&P and ICFR were effective.

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